भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
[redacted]21.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

जा. क्रमांक 04036059 VR/2004/ 2361

दिनांक / तारीख / Date : 31.07.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/2349 dated the 31st July, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

Encl. : a/a.

dlw 8/9

F.LE NO. 82.4524

STATE BANK OF INDIA

NOTICE

A General Meeting of the shareholders of the State Bank of India will be held on Tuesday, the 31st August, 2004 at Nehru Centre, Dr.Annie Besant Road, Worli, Mumbai-400018 (Maharashtra), at 10.00 A.M. for the transaction of the following business:-

> "to elect two directors to the Central Board of the Bank under the provisions of Section 19(C) of the State Bank of India Act, 1955"

2. The nomination forms, for the election of the directors, are available with the Secretariat of the Chief General Managers at all the Local Head Offices and the Central Board Secretariat at the Central Office of the Bank. The nomination forms with all connected documents should be received by the Bank at its Central Office not less than 14 clear days before the date fixed for the meeting i.e., before 5.45 P.M. on Monday, the 16th August, 2004; no nomination form received after the due date will be considered. The cover should be superscribed "NOMINATION FORM FOR ELECTION OF SHAREHOLDER DIRECTORS" and addressed to:

The Secretary,
Central Board,
State Bank of India,
17th Floor, State Bank Bhawan,
Madame Cama Road,
Mumbai – 400 021

3. a) Any Shareholder with 50 shares and above, registered for a minimum period of 3 months prior to the date of the meeting and who continues to be a shareholder in the register of Bank's shareholders as on the date of election is eligible to vote.

b) Any Shareholder with 500 and above unencumbered shares registered in his/her own right, is eligible to contest the election.

Central Office,
Madame Cama Road,
Mumbai - 400 021.
Dated : 19th July, 2004.

(A.K.PURWAR)
CHAIRMAN

भारतीय स्टेट बैंक

FILE NO. 82.4524

सूचना

स्टेट बैंक के शेयरधारकों की महासभा मंगलवार दिनांक 31अगस्त, 2004 को सुबह 10 बजे नेहरु सेन्टर, डॉ. एनी बेसंट रोड, वरली, मुंबई 400 018 (महाराष्ट्र) में निम्नलिखित कार्य हेतु आयोजित की जाएगी :-

'भारतीय स्टेट बैंक अधिनियम 1955 की धारा 19 (ग) के प्रावधानों के अंतर्गत बैंक के केन्द्रीय बोर्ड के लिए दो निदेशकों को निर्वाचित करना'

2 निदेशकों के निर्वाचन के लिए नामांकन फार्म सभी स्थानीय प्रधान कार्यालयों के मुख्य महाप्रबंधकों के सचिवालय एवं बैंक के केन्द्रीय कार्यालय में केन्द्रीय बोर्ड सचिवालय में उपलब्ध हैं. नामांकन फार्म सभी संबंधित दस्तावेजों के साथ केन्द्रीय कार्यालय में बैठक की नियत तिथि से 14 दिन पूर्व अर्थात सोमवार, 16 अगस्त, 2004 को अपराह्न 5.45 बजे से पहले प्राप्त हो जाने चाहिए. नियत तिथि के पश्चात प्राप्त नामांकन पत्रों पर विचार नहीं किया जाएगा. लिफाफे पर **'शेयर धारक निदेशक के निर्वाचन हेतु नामांकन फार्म'** लिखा होना चाहिए तथा इसे निम्नांकित पते पर भेजा जाए :

सचिव,
केन्द्रीय बोर्ड,
भारतीय स्टेट बैंक,
17 वीं मंजिल,
स्टेट बैंक भवन,
मादाम कामा रोड,
मुंबई 400 021

3 क) ऐसे शेयर धारक जिनके पास, बैठक के दिनांक से कम से कम 3 माह पूर्व 50 एवं इससे अधिक शेयर हैं तथा जो निर्वाचन की तिथि तक बैंक के शेयर धारक रजिस्टर में शेयर धारक के रूप में पंजीकृत हैं, उन्हें मत देने की पात्रता है.

ख) ऐसे शेयर धारक जिनके पास अपने स्वयं के 500 एवं इससे अधिक अभारित शेयर हैं, उन्हें चुनाव लड़ने की पात्रता है.

केन्द्रीय कार्यालय
मादाम कामा रोड
मुंबई, 400 021
दिनांक : 19 जुलाई, 2004

(अरुण कुमार पुरवार)
अध्यक्ष